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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               EDMARK CORPORATION

                           (Name of Subject Company)

                               EDMARK CORPORATION

                       (Name of Person Filing Statement)

                         ------------------------------

                           COMMON STOCK, NO PAR VALUE

           (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE COMMON STOCK)
                         (Title of Class of Securities)

                         ------------------------------

                                  281094 20 1

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                                 PAUL N. BIALEK

                  VICE PRESIDENT--FINANCE AND ADMINISTRATION,

                CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER

                               EDMARK CORPORATION

                              6727 185TH AVENUE NE

                           REDMOND, WASHINGTON 98052

                                 (206) 556-8400

            (Name, address and telephone number of person authorized
                     to receive notices and communications
                 on behalf of the person filing this Statement)

                         ------------------------------

                                   COPIES TO:

                            MICHAEL E. MORGAN, ESQ.

                            LAWRENCE J. STEELE, ESQ.

                          LANE POWELL SPEARS LUBERSKY

                         1420 FIFTH AVENUE, SUITE 4100

                           SEATTLE, WASHINGTON 98101

                                 (206) 223-7000

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                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to an offer by Indigo Acquisition Corp., a Washington corporation (the "Purchaser") which is a wholly owned subsidiary of International Business Machines Corporation, a New York corporation ("IBM"), to purchase all of the Shares (as defined below) of Edmark Corporation, a Washington corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated November 18, 1996, a copy of which is filed as Exhibit (a)(1) hereto (the "Offer to Purchase").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Edmark Corporation, a Washington corporation. The address of the principal executive office of the Company is 6727 185th Avenue N.E., Redmond, Washington 98052. The title of the class of equity securities to which this Statement relates is the Common Stock, no par value (the "Shares"), of the Company, together with the associated rights (the "Rights") to purchase Shares issued pursuant to the Shareholder Rights Agreement dated as of November 29, 1995 between the Company and ChaseMellon Shareholder Services, L.L.C. (as successor to First Interstate Bank of Washington, N.A.), as rights agent (as amended, the "Rights Agreement"). Unless the context otherwise requires, all references to Shares include the associated Rights.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Statement relates to an offer (the "Offer") by the Purchaser to purchase all outstanding Shares at a price of $15.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. Certain additional information with respect to the Offer is contained in the Schedule 14D-1 dated November 18, 1996 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by IBM and the Purchaser. The principal executive offices of each of the Purchaser and IBM are located at Old Orchard Road, Armonk, New York 10504.

    The Offer is being made pursuant to the Agreement and Plan of Merger dated as of November 12, 1996 (the "Merger Agreement"), among IBM, the Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, or, at the election of IBM, the Company may be merged with and into the Purchaser (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by IBM, the Purchaser or any other subsidiary of IBM or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Washington law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon. The Merger Agreement is summarized in Item 3 of this Statement.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(l) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Company's Proxy Statement dated September 11, 1996 relating to its October 23, 1996 Annual Meeting of Shareholders (the "Proxy Statement") under the headings "Security Ownership of Certain Beneficial Owners and Management", "Executive Compensation", and "Compensation of Directors" and in the Information Statement attached

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as Annex A hereto. A copy of the pertinent pages of the Proxy Statement is filed as Exhibit (c)(2) hereto and incorporated herein by reference.

    Certain contracts, agreements, arrangements or understandings entered into between the Company and its executive officers and directors since June 30, 1996 are described below.

    Since June 30, 1996 the Company has granted options to purchase an aggregate of 70,000 Shares to its executive officers and options to purchase an aggregate of 16,000 Shares to its directors.

    On September 9, 1996 the Board of Directors approved an undated letter from the Compensation Committee of the Board of Directors to Sally G. Narodick, the Company's former Chairman and Chief Executive Officer and a director of the Company, providing her with a six month salary continuation and certain other benefits.

    Commencing July 1, 1996 the base salaries of two of the Company's executive officers, Daniel P. Vetras, the Company's Vice President -- Consumer Sales, and Paul N. Bialek, the Company's Vice President -- Finance and Administration, Chief Financial Officer, Secretary and Treasurer, were increased to $140,625 and $120,000, respectively.

    In September 1996 two of the Company's executive officers, Donna G. Stanger, the Company's Vice President -- Product Development and Acting Chief Executive Officer, and Mr. Bialek, received bonuses of $60,000 and $40,000, respectively.

    Since June 30, 1996 the Company has agreed that Mr. Vetras will receive a $50,000 moving allowance if he leaves the employment of the Company between December 31, 1996 and July 1, 1997.

    Frances M. Conley, the Company's Chairman and a director of the Company, and Douglas J. Mackenzie, a director of the Company, are affiliated with greater than five percent shareholders of the Company, Roanoke Investors' Limited Partnership and Kleiner Perkins Caufield & Byers, respectively, which shareholders each have ongoing demand and piggyback registration rights with respect to certain of the Shares held by such shareholders.

    Certain contracts, agreements, arrangements, or understandings between IBM and its executive officers, directors and affiliates and the Company and its affiliates are described in the Offer to Purchase under the headings "Introduction", "Section 11 -- Contacts and Transactions with the Company; Background of the Offer" and "Section 12 -- Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc." Such sections of the Offer to Purchase are incorporated herein by reference.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article XII of the Company's Bylaws, as amended and restated, provides for indemnification of the Company's directors, officers, employees and agents to the fullest extent permitted by the WBCA. Certain of the Company's directors who are affiliated with principal shareholders of the Company also may be indemnified by such shareholders against liability they may incur in their capacity as a director of the Company, including pursuant to a liability insurance policy for such purpose. A copy of Article XII of the Company's Bylaws, as amended and restated, is filed as Exhibit (c)(3) hereto and incorporated herein by reference.

    Section 23B.08.320 of the WBCA authorizes the articles of incorporation of a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for conduct as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or unlawful corporate distributions, or any transaction from which the director personally received a benefit in money, property or services to which the director is not legally entitled. Article XIII of the Company's Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by the WBCA, such limitations on a director's liability to the Company and its shareholders. A copy of

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Article XIII of the Company's Amended and Restated Articles of Incorporation is
filed as Exhibit (c)(4) hereto and is incorporated herein by reference.

THE MERGER AGREEMENT

    The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

    The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned by IBM, the Purchaser, any other subsidiary of IBM or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Washington law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer. The Merger Agreement further provides that, at the election of IBM, the Company may be merged with and into the Purchaser, with the Purchaser continuing as the surviving corporation.

    VOTE REQUIRED TO APPROVE MERGER. The WBCA requires, among other things, that any plan of merger or consolidation of the Company must be adopted by the Board of Directors and, if the "short-form" merger procedure described below is not available, approved by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has adopted the Merger Agreement and approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by the Company's shareholders, if such "short-form" merger procedure is not available. Under the WBCA, if shareholder approval of the Merger is required, the vote required is the affirmative vote of the holders of two-thirds of the outstanding Shares. If the Purchaser acquires, through the Offer, the Shareholder Agreement dated as of November 12, 1996 (the "Shareholder Agreement") among IBM, the Purchaser and all of the directors and executive officers of the Company and certain other persons (collectively, the "Selling Shareholders"), or otherwise, voting power with respect to two-thirds of the outstanding Shares (which would be the case if the Minimum Condition (as defined under "Conditions to the Offer" below) were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other shareholder of the Company.

    The WBCA also provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company may merge that subsidiary into itself without the approval of the shareholders of the parent or the subsidiary. Accordingly, if, as a result of the Offer, the Shareholder Agreement or otherwise, the Purchaser owns at least 90% of the outstanding Shares and IBM elects, as described above, to merge the Company into the Purchaser, the Purchaser could effect the Merger without prior notice to, or any action by, any shareholder of the Company.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the satisfaction or waiver of the following conditions: (a) if required by applicable law, the Merger having been approved by the affirmative vote of the holders of two-thirds of the Shares; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity"), or other legal restraint or prohibition preventing the consummation of the Merger being in effect; PROVIDED, HOWEVER, that each of the Company, the Purchaser and IBM has used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may have been entered; and (c) the Purchaser having previously accepted for payment and paid for Shares pursuant to the Offer.

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    TERMINATION OF THE MERGER AGREEMENT.  The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval of the terms of the Merger Agreement by the shareholders of the
Company:

        (1) by mutual written consent of the Company and IBM;

        (2) by either the Company or IBM (a) if (i) as a result of the failure of any of the conditions to the Offer, the Offer has terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer or (ii) the Purchaser has not accepted for payment any Shares pursuant to the Offer prior to February 28, 1997, PROVIDED, HOWEVER, that the right to terminate the Merger Agreement described in this clause (2) is not available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of a representation or warranty under the Merger Agreement by such party; or (b) if any Governmental Entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable;

        (3) by the Purchaser or IBM (a) prior to the purchase of Shares pursuant to the Offer in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of a condition set forth in paragraph (e) or (f) of Section 14 and (ii) cannot be or has not been cured within 20 days after the giving of written notice to the Company; or (b) if either the Purchaser or IBM is entitled to terminate the Offer as a result of (i) the Board of Directors of the Company or any committee thereof having withdrawn or modified in a manner adverse to the Purchaser or IBM its approval or recommendation of the Offer or the Merger or its adoption of the Merger Agreement, or approved or recommended any Takeover Proposal (as defined below), (ii) the Company having entered into any agreement with respect to any Superior Proposal (as defined below) in accordance with the provisions described below under "Takeover Proposals" or (iii) the Board of Directors of the Company or any committee thereof having resolved to take any of the actions described in clauses (3)(b)(i) or (3)(b)(ii); or

        (4) by the Company (i) in accordance with the terms of the Merger Agreement described below under "Takeover Proposals", provided it has complied with all provisions thereof, including the notice provisions therein, and that it complies with the applicable requirements relating to the payment (including the timing of any payment) of Expenses and the Termination Fee (as such terms are defined below under "Fees and Expenses") or (ii) if the Purchaser or IBM has breached or failed to perform in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform is incapable of being cured or has not been cured within 20 days after the giving of written notice to the Purchaser or IBM, as applicable, except, in any case, such breaches and failures which are not reasonably likely to affect adversely the Purchaser's or IBM's ability to consummate the Offer or the Merger.

    TAKEOVER PROPOSALS. The Merger Agreement provides that the Company will not, nor will it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it to, directly or indirectly, (1) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (2) participate in any discussions or negotiations regarding any Takeover Proposal; PROVIDED, HOWEVER, that if, at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to a Takeover Proposal

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which was not solicited subsequent to the date of the Merger Agreement, and subject to compliance with the notification provisions described below, (i) furnish information with respect to the Company to any person pursuant to a confidentiality agreement in a form approved by IBM (such approval not to be unreasonably withheld) and (ii) participate in negotiations regarding such Takeover Proposal. The Merger Agreement defines "Takeover Proposal" as any inquiry, proposal or offer, or any expression of interest by any third party relating to the Company's willingness or ability to receive or discuss a proposal or offer, other than a proposal or offer by IBM or any of its subsidiaries, for a merger, consolidation or other business combination involving the Company, or any purchase of, all or substantially all of its assets or more than 30% of the Shares.

    The Merger Agreement provides further that, except as described below, neither the Board of Directors of the Company nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to IBM, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, such Board of Directors may, in response to a Takeover Proposal which was not solicited subsequent to the date of the Merger Agreement (subject to the provisions described in this and the following sentences), (x) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger or
(y) approve or recommend a Superior Proposal or terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into any Acquisition Agreement with respect to a Superior Proposal), but in each of the cases described in this clause (y) only at a time that is after the second business day following IBM's receipt of written notice advising IBM that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. The Merger Agreement defines "Superior Proposal" as any bona fide Takeover Proposal made by a third party on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being financed by such third party.

    In addition to the obligations of the Company described in the preceding two paragraphs, the Merger Agreement provides that the Company will immediately advise IBM orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making any such request or Takeover Proposal. The Company is further required under the terms of the Merger Agreement to immediately inform IBM of any material change in the details (including amendments or proposed amendments) of any such request or Takeover Proposal.

    The Merger Agreement provides that nothing contained therein will prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law; PROVIDED, HOWEVER, that neither the Company nor its Board of Directors nor any committee thereof may, except as permitted by the Merger Agreement and as described above, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger or this Agreement or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

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    FEES AND EXPENSES.  The Merger Agreement provides that, except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. The Merger Agreement further provides that the Company will pay, or cause to be paid, in same day funds to IBM the sum of
(x) the Expenses and (y) $4,000,000 (the "Termination Fee") under the circumstances and at the times set forth as follows: (a) if the Company terminates the Merger Agreement in accordance with the provisions described above in clause (4)(i) under "Termination of the Merger Agreement", the Company will pay the Expenses and the Termination Fee upon demand; (b) if the Purchaser or IBM terminates the Merger Agreement in accordance with the provisions described above in clause (3)(b) under "Termination of the Merger Agreement", the Company will pay the Expenses upon demand; in addition, if within 12 months after such termination (or concurrently therewith), the Company enters into an Acquisition Agreement providing for a Takeover Proposal or a transaction resulting from a Takeover Proposal is consummated, the Company will pay the Termination Fee concurrently with the earlier of the entering into of such Acquisition Agreement or the consummation of such transaction; and (c) if, at the time of any other termination of the Merger Agreement (other than in accordance with the provisions described above in clause (1) or clause (2)(b) under "Termination of the Merger Agreement" or by the Company in accordance with the provisions described above in clause (4)(ii) under "Termination of the Merger Agreement"), a Takeover Proposal has been made (other than a Takeover Proposal made prior to the date hereof), the Company will pay the Expenses, if terminated by the Company, concurrently therewith or, if terminated by IBM, upon demand; in addition, if within 12 months of such termination (or concurrently therewith), the Company enters into an Acquisition Agreement providing for a Takeover Proposal or a transaction resulting from a Takeover Proposal is consummated, the Company will pay the Termination Fee concurrently with the earlier of the entering into of such Acquisition Agreement or the consummation of such transaction. The Merger Agreement defines "Expenses" as reasonable documented out-of-pocket fees and expenses incurred or paid by or on behalf of IBM in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, accountants, experts and consultants to IBM, but excluding all fees and expenses of commercial banks and investment banking firms.

    CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that, except as expressly contemplated or permitted by the Merger Agreement or to the extent that IBM shall otherwise consent in writing, until such time as IBM's designees constitute a majority of the Board of Directors of the Company, (a) the Company will carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement (it being understood that the foregoing does not cover future events resulting from public announcement of the Offer and the Merger) and in compliance in all material respects with all applicable laws and regulations and shall use all reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with the Company; (b) the Company will not (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any of its other securities or any rights, warrants or options to acquire any such shares or other securities; (c) the Company will not issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or encumbrance of, any shares of its capital stock of any class or any securities convertible into, or rights, warrants, calls, subscriptions or options to acquire, any such shares or convertible securities, or any other ownership interest (including stock appreciation rights or phantom stock) other than the issuance of Shares (i) upon the exercise of options to purchase Shares ("Stock Options") outstanding on the date of the Merger Agreement in accordance with their terms and (ii) in accordance with the terms of the Edmark Corporation 1994 Employee Stock Purchase Plan as in effect on

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the date of the Merger Agreement (the "Share Purchase Plan"); (d) the Company
will not amend or propose to amend its Amended and Restated Articles of Incorporation or its Bylaws, as amended and restated; (e) the Company will not acquire or agree to acquire (i) any business or any corporation, partnership, joint venture, association or other business organization or division thereof or
(ii) any assets that are material, individually or in the aggregate, to the Company, except purchases of inventory in the ordinary course of business consistent with past practice; (f) the Company will not sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its assets, other than sales or licenses of its products in the ordinary course of business consistent with past practice; (g) the Company will confer on a regular and frequent basis with IBM, as reasonably requested by IBM, report on operational matters and promptly advise IBM orally and in writing of any material adverse change with respect to the Company and will promptly provide to IBM (or its counsel) copies of all filings made by the Company with any Governmental Entity in connection with the Merger Agreement and the transactions contemplated thereby; (h) the Company will not make any tax election that would have a material adverse effect on the tax liability or tax attributes of the Company or settle or compromise any tax liability of the Company and the Company will, before filing or causing to be filed any tax return of the Company, consult with IBM and its advisors as to the positions and elections that may be taken or made with respect to such return, and take such positions or make such elections as the Company and IBM shall jointly agree; (i) the Company will not make or agree to make any new capital expenditure or expenditures other than in accordance with the Company's fiscal year 1997 budget approved by the Company's Board of Directors, which capital expenditures do not exceed $250,000 in the aggregate; (j) the Company will not pay, discharge, settle or satisfy any claims, liabilities or obligations other than the payment, discharge, settlement or satisfaction of certain claims, liabilities and obligations in the ordinary course of business consistent with past practice or in accordance with their terms; (k) except in the ordinary course of business the Company will not (i) modify, amend or terminate any material contract or agreement to which the Company is a party, (ii) waive, release or assign any material rights or claims or (iii) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company is a party; and (l) the Company will not authorize any of, or commit or agree to take any of, the foregoing actions.

    In addition to the foregoing, in the Merger Agreement the Company has agreed that it will not take any action that would, or that could reasonably be expected to, result in (a) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (b) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (c) any of the conditions to the Offer described below not being satisfied.

    BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate, subject to compliance with Section 14(f) of the Exchange Act, a majority of the directors on the Company's Board of Directors, and the Company will, at such time, cause the Purchaser's designees to be so elected by its existing Board of Directors. Subject to applicable law, the Company has agreed to take all action requested by IBM necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Appendix A hereto. The Merger Agreement further provides that in the event that the Purchaser's designees are elected to the Board of Directors of the Company, until the effective time of the Merger the Board of Directors of the Company will have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company.

    STOCK OPTIONS. Each director or former director of the Company who held any Stock Options on the date of the Merger Agreement has agreed in writing that all unexercised Stock Options (other than Stock Options granted under the Edmark Corporation Stock Option Plan (Restated as of July 14, 1995) (the "Plan")) which remain outstanding at the time the Purchaser accepts Shares for payment in the Offer will be cancelled. In the Merger Agreement, the parties acknowledged and agreed that all Stock Options granted under the Plan will terminate in accordance with their terms prior to the effective time of the Merger.

    INDEMNIFICATION AND INSURANCE. In the Merger Agreement, the Purchaser and IBM have agreed that all rights to indemnification for acts or omissions occurring prior to the effective time of the Merger that are in existence as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company as provided in its Amended and Restated Articles of Incorporation or its Bylaws, as amended and restated, will survive the Merger and will continue in full force and effect in accordance with their terms. Pursuant to the Merger Agreement, IBM will, for a period of six years from the effective time of the Merger, unless IBM agrees in writing to guarantee the indemnification obligations described above, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy except that, to the extent that such coverage is not obtainable at less than or equal to 200% of the current annual premiums, IBM will be obligated to purchase only so much coverage as may then be obtained for such amount.

    REASONABLE EFFORTS. The Merger Agreement provides that each of the parties will use its reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed on itself with respect to the Offer and the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Offer and the Merger and will use its reasonable efforts to take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party required to be obtained or made by any of them or any of their subsidiaries in connection with the Offer and the Merger or the taking of any action contemplated thereby or by the Merger Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any assets.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

    PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that in the event the Purchaser's designees are appointed or elected to the Board of Directors of the Company as described above under "Board of Directors", after the acceptance for payment of Shares pursuant to the Offer and prior to the effective time of the Merger, the affirmative vote of the directors of the Company not designated by the Purchaser or IBM is required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement or extend the time for performance of IBM's and the Purchaser's respective obligations under the Merger Agreement.

    CONDITIONS TO THE OFFER. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there has been validly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) that number of Shares that would constitute two-thirds of all outstanding Shares on a fully diluted basis on the date of purchase (the "Minimum Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer has expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such

Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of IBM or any of its subsidiaries that constitutes a breach of the Merger Agreement):

        (a) there has been threatened, instituted or pending by any Governmental Entity any suit, action or proceeding (i) challenging the acquisition by IBM or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Shareholder Agreement, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, IBM or any of IBM's subsidiaries of a material portion of the business or assets of the Company or IBM and its subsidiaries, taken as a whole, or to compel the Company or IBM to dispose of or hold separate any material portion of the business or assets of the Company or IBM and its subsidiaries, taken as a whole, in each case as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of IBM or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer, including, without limitation, the right to vote such Shares on all matters properly presented to the shareholders of the Company, (iv) seeking to prohibit IBM or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company or (v) which otherwise is reasonably likely to have any effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any effect) that, individually or in the aggregate with any such other effects, is materially adverse to the business, properties, financial condition or results of operations of the Company.

        (b) any statute, rule, regulation, judgment, order or injunction has been enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences described in clauses (i) through (v) of paragraph (a) above;

        (c) any change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any change) has occurred that, individually or in the aggregate with any other such changes, is materially adverse to the business, properties, financial condition or results of operations of the Company;

        (d) (i) the Board of Directors of the Company or any committee thereof has withdrawn or modified in a manner adverse to IBM or the Purchaser its approval or recommendation of the Offer or the Merger or its adoption of the Merger Agreement, or approved or recommended any Takeover Proposal, (ii) the Company has entered into any agreement with respect to any Superior Proposal in accordance with the Merger Agreement or (iii) the Board of Directors of the Company or any committee thereof has resolved to take any of the foregoing actions (see "Takeover Proposals" above);

        (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer;

        (f) the Company has failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement, which failure to perform or comply has not been cured within five business days after the giving of written notice to the Company; or

        (g) the Merger Agreement has been terminated in accordance with its terms.

    RIGHTS AGREEMENT. The Rights Agreement has been amended to (i) render the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement, the Shareholder Agreement, the acquisition of Shares by the Purchaser pursuant to the Offer and the Shareholder Agreement and the other transactions contemplated by the Merger Agreement and the Shareholder Agreement and (ii) ensure that (y) none of the Purchaser, IBM or any of their respective affiliates is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement and (z) a Distribution Date (as defined in the Rights Agreement) does not occur by reason of the Offer, the Merger, the execution of the Merger Agreement or the Shareholder Agreement, the acquisition of Shares by the Purchaser pursuant to the Offer or the Shareholder Agreement or the other transactions contemplated by the Merger Agreement or the Shareholder Agreement.

THE SHAREHOLDER AGREEMENT

    The following summary of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement, a copy of which is filed as Exhibit (c)(5) hereto. The Shareholder Agreement should be read in its entirety for a more complete description of the matters summarized below.

    Pursuant to the Shareholder Agreement, the Selling Shareholders have unconditionally agreed to tender into the Offer, and not to withdraw therefrom, the 1,325,946 Shares that they owned on November 12, 1996, together with any Shares they acquire after such time, including upon the exercise of Stock Options. In addition, the Selling Shareholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, the foregoing number of Shares at a price per Share of $15.50, or such higher price per Share as may be offered by the Purchaser in the Offer, provided that (i) such obligation to purchase is subject to the Purchaser having accepted Shares for payment under the Offer and the Minimum Condition having been satisfied, which conditions to such obligation may be waived by the Purchaser in its sole discretion, and (ii) such obligation to sell is subject to the Minimum Condition having been satisfied or a Takeover Proposal having been made.

    Each of the Selling Shareholders has agreed not to: (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, Shares to any person other than the Purchaser or the Purchaser's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby. Each of the Selling Shareholders has also agreed not to solicit, initiate or encourage (including by way of furnishing information) and not to participate in any discussions or negotiations regarding any Takeover Proposal.

    Under the Shareholder Agreement, each Selling Shareholder has granted an irrevocable proxy with respect to the Shares subject to the Shareholder Agreement to IBM to vote such Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's Amended and Restated Articles of Incorporation or its Bylaws, as amended and restated, or other proposal or transaction (including any consent solicitation to remove or elect any directors of the Company) involving the Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

NONCOMPETITION AGREEMENTS

    Donna G. Stanger, the Company's Vice President--Product Development and Acting Chief Executive Officer, Paul N. Bialek, the Company's Vice President--Finance and Administration, Chief Financial

Officer, Secretary and Treasurer, Daniel P. Vetras, the Company's Vice President--Consumer Sales, and Sally G. Narodick, the Company's former Chairman and Chief Executive Officer, who is one of the Company's directors, have entered into noncompetition agreements with IBM. The noncompetition agreement between IBM and Ms. Stanger provides that in the event that her employment with IBM or any of its subsidiaries terminates during the period of time for which she has agreed not to compete (the "Noncompetition Period"), other than as a result of a voluntary termination by her or a termination for cause by IBM or any of its subsidiaries (collectively, an "IBM Termination"), IBM will continue to pay and to provide her during the Noncompetition Period the salary (which will not be less than the salary she is paid at the effective time of the Merger, but not including bonus) and medical benefits (but not other benefits) that she is being paid and provided with at the date of her termination (or, with respect to salary, any higher salary that she had been paid in the preceeding 12 months). The noncompetition agreement between IBM and Ms. Narodick contains a provision which provides that, upon an IBM Termination, IBM will pay to her $10,000 per month for the duration of the Noncompetition Period.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(A)  RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company and unanimously recommends that shareholders of the Company accept the Offer and tender their Shares. A copy of a letter dated November 18, 1996, from Frances M. Conley, the Company's Chairman, to the Company's shareholders is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.

(B)  BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

    BACKGROUND OF THE OFFER

    During February 1996 representatives of IBM and Ms. Narodick, at that time the Company's Chairman and Chief Executive Officer, discussed IBM's strategic focus on the enhanced learning area and possible cooperative relationships between IBM and the Company. Following such discussions, on March 28, 1996, IBM and the Company entered into a license agreement providing IBM with the right to market the Company's STRATEGY GAMES OF THE WORLD product with IBM's Aptiva personal computers. Amounts payable to the Company under this agreement have aggregated less than $500,000 to date.

    On May 16, 1996 James A. Firestone, General Manager of IBM's Consumer Division, and James B. Rice, Director of Consumer Software Marketing of IBM's Consumer Division, and Ms. Narodick met and had a general discussion about business trends.

    On August 13, 1996 Ms. Narodick called Mr. Firestone to arrange a meeting to discuss possible business relationships between IBM and the Company, including development activities and licensing by IBM of Company products, and inquiring as to IBM's interest in a possible acquisition of the Company. On August 29, 1996 Mr. Firestone and Ms. Narodick, along with other representatives of IBM and the Company, met and discussed the Company's interest in a possible acquisition by IBM. On such date IBM and the Company executed a bi-lateral Non-Disclosure Agreement and the Company presented IBM with certain financial and business information.

    On September 6, 1996, Ms. Narodick called Mr. Firestone to advise him that she intended to resign the following week and that Ms. Conley would serve as Chairman of the Board and Ms. Stanger would serve as acting Chief Executive Officer while the Company searched for a permanent Chief Executive Officer.

    At various times during September and October 1996 representatives of IBM met with representatives of the Company and its financial advisor, Alex. Brown & Sons Incorporated ("Alex. Brown") to discuss, among other things, personnel matters, sales and marketing plans and strategy, possible synergies, the Company's operating performance, financial projections and long-term objectives and IBM's interest in making an offer to acquire the Company. In addition, during this period and through the date hereof the Company and IBM have discussed potential development and marketing relationships. On November 1, 1996 IBM submitted an indication of interest in a possible acquisition of the Company.

    On November 2 and 3, 1996 a number of conversations were held among representatives of IBM and representatives of the Company, including Ms. Conley, as well as Alex. Brown, regarding the possible price that IBM would be willing to offer for the Shares. During the period from November 5 to November 8, 1996 representatives of IBM met with representatives of the Company to continue IBM's due diligence review of the Company and to discuss, among other things, the state of the Company's business, its prospects and personnel matters. During the period from November 7 to November 12, 1996 representatives of IBM, including Mr. Firestone, and IBM's legal counsel, on the one hand, and representatives of the Company, including Ms. Conley and Ms. Stanger, and the Company's legal counsel, on the other hand, negotiated documentation for the contemplated transactions.

    On November 12, 1996 the Boards of Directors of the Company and the Purchaser each approved the transactions and the purchase price. Following such approvals the Merger Agreement and other related agreements were executed and delivered, and the transaction was publicly announced before financial markets in the United States opened on November 13, 1996.

    REASONS FOR THE RECOMMENDATION

    At a meeting on November 12, 1996 the Board of Directors of the Company unanimously (i) approved the Offer and the Merger (the "Transactions"), (ii) determined that the Transactions are fair to, and in the best interests of, the shareholders of the Company and (iii) resolved to recommend that shareholders accept the Offer and tender their Shares. At the meeting, the Board of Directors of the Company also unanimously approved the Shareholder Agreement.

    Prior to reaching its decision to approve the Transactions and to recommend acceptance of the Offer, the Board of Directors received presentations from, and reviewed the Offer, the Merger Agreement and the Shareholder Agreement with, management of the Company as well as its financial advisor and legal counsel. In reaching its decision, the Board considered a number of factors, including, but not limited to, the following: (i) the terms and conditions of the Merger Agreement, including the amount and form of the consideration; (ii) the fact that the $15.50 per Share price represents a premium of approximately 35.5% over the closing sale price of $11.4375 per Share as reported on the Nasdaq National Market on November 12, 1996, the date the Board of Directors authorized and approved the Transactions; (iii) the recent historical market prices of the Shares; (iv) the Board of Directors' knowledge of the business (including market share trends), operations, prospects, properties, assets and earnings of the Company; (v) the Company's current financial condition and future prospects, and current and anticipated developments in both the home and school educational software markets; (vi) the effect of the Transactions on the Company's relationships with its employees and customers; (vii) the likelihood that the proposed Merger would be consummated, including the experience, reputation and financial condition of IBM; (viii) the Company's need for a new Chief Executive Officer and a new marketing officer; (ix) the advantages in a competitive environment of strategically aligning with a company like IBM; (x) the Company's recent financial performance; (xi) a review of possible values realizable by the Company's shareholders through other alternatives and of the results of the process undertaken to identify and solicit proposals from other potential investors in or purchasers of the Company; (xii) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Takeover Proposal to the extent that the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under the

WBCA; (xiii) the requirement by IBM, as a condition to the Transactions, that the Selling Shareholders enter into and the Board of Directors approve the Shareholder Agreement and the possible effect of the Shareholder Agreement on any other Takeover Proposal; and (xiv) the presentation of Alex. Brown at the November 12, 1996 meeting of the Board of Directors and the written opinion (the "Alex. Brown Opinion") of Alex. Brown dated November 12, 1996 to the effect that, as of such date, the consideration to be received by the holders of Shares in the Transactions is fair, from a financial point of view, to such holders. The full text of the Alex. Brown Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the review undertaken, is filed as Exhibit (a)(4) hereto, is attached as Annex B hereto and is incorporated herein by reference. Shareholders are urged to read the Alex. Brown Opinion in its entirety.

    The Board of Directors recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Transactions, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the $15.50 price per Share. The Board of Directors also noted that although the Company has for some period of time been identified as a potential acquisition candidate, and Alex. Brown has assisted the Company in identifying and contacting potential investors in or purchasers of the Company, no buyer other than IBM had indicated an intention to make a proposal to purchase all of the Shares for cash on terms as favorable to the Company and its shareholders as those in the Transactions. In addition, the Board of Directors considered the possibility that, in the event the Offer but not the Merger is consummated, the number of shareholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

    In light of all the factors set forth above, the Board of Directors approved the Transactions. In view of the variety of factors considered in connection with its evaluation of the Transactions, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained Alex. Brown to provide investment banking services in connection with a possible strategic partnership for the Company. Pursuant to a letter agreement dated September 11, 1996 between the Company and Alex. Brown, the Company has agreed to pay Alex. Brown a fee of approximately $1.3 million for acting as financial advisor in connection with the Transactions in the event that a majority of the outstanding shares of the Company are acquired pursuant to the Offer. In addition, the Company has agreed to pay Alex. Brown a fee of $400,000 for rendering the Alex. Brown Opinion, which fee will be credited against the fee described above. The Company has also agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Alex. Brown and its directors, officers, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement as financial advisor.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors or affiliates.

    (b) All of the Selling Shareholders have agreed pursuant to the Shareholder Agreement to tender in the Offer all Shares that they now own or may hereafter acquire.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Statement, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    The information contained in Exhibits (a)(1), (a)(2), (a)(4), (c)(1),
(c)(2), (c)(3), (c)(4) and (c)(5) referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)  Offer to Purchase dated November 18, 1996.*
   (a)(2)  Letter of Transmittal.*
   (a)(3)  Press release issued by the Company and IBM on November 13, 1996.
   (a)(4)  Opinion of Alex. Brown & Sons Incorporated dated November 12, 1996.*
   (a)(5)  Letter to Shareholders dated November 18, 1996 from Frances M. Conley,
           Chairman of the Board of the Company.*
   (c)(1) Agreement and Plan of Merger dated as of November 12, 1996, among IBM, the Purchaser and the Company.
   (c)(2)  Pages 3, 4, 6-8 and 14 of the Company's Proxy Statement dated September
           11, 1996 relating to its Annual Meeting of Shareholders held on October
           23, 1996.
   (c)(3)  Article XII of the Company's Bylaws, as amended and restated.
   (c)(4)  Article XIII of the Company's Amended and Restated Articles of
           Incorporation.
   (c)(5) Shareholder Agreement dated November 12, 1996, among IBM, the Purchaser and the Selling Shareholders identified therein.

------------------------

* Included in copies mailed to shareholders.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          EDMARK CORPORATION

                                          By: /s/_PAUL N. BIALEK________________

                                              Paul N. Bialek

                                              VICE PRESIDENT--FINANCE AND
                                              ADMINISTRATION,

                                              CHIEF FINANCIAL OFFICER, SECRETARY
                                              AND TREASURER

Dated: November 18, 1996

                                                                         ANNEX A

                               EDMARK CORPORATION
                             6727 185TH AVENUE N.E.
                           REDMOND, WASHINGTON 98052
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                     EXCHANGE ACT OF 1934, AS AMENDED, AND
                             RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about November 18, 1996 as part of Edmark Corporation's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, no par value (the "Shares"), of the Company at the close of business on or about November 10, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company. Unless the context otherwise requires, all references to Shares include the associated rights to purchase Shares issued pursuant to the Shareholder Rights Agreement dated as of November 29, 1995 between the Company and ChaseMellon Shareholder Services, L.L.C. (as successor to First Interstate Bank of Washington, N.A.), as rights agent.

    On November 12, 1996 International Business Machines Corporation, a New York corporation ("IBM"), Indigo Acquisition Corp., a Washington corporation (the "Purchaser") which is a wholly owned subsidiary of IBM, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Purchaser is commencing a tender offer (the "Offer") for all outstanding Shares at a price of $15.50 per Share, net to the seller in cash, without interest thereon, and (ii) the Purchaser will be merged with and into the Company, or, at the election of IBM, the Company may be merged with and into the Purchaser (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by IBM, the Purchaser or any other subsidiary of IBM or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Washington law) will be converted into the right to receive an amount in cash equal to the price paid in the Offer, without interest thereon.

    The Merger Agreement requires the Company to take all action necessary to cause the Purchaser Designees (as defined below) to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 18, 1996. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, December 16, 1996 unless the Offer is extended.

    The information contained in this Information Statement concerning the Purchaser and the Purchaser Designees has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 12, 1996, there were 6,632,111 Shares outstanding. The Board of Directors currently consists of one class with nine members. At each annual meeting of shareholders, all nine directors are elected for one-year terms. The officers serve at the discretion of the Board.

PURCHASER DESIGNEES

    Pursuant to the Merger Agreement, upon the Purchaser having paid for Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors to the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, a majority of such directors (the "Purchaser Designees"), and the Company will, at such time, cause the Purchaser Designees to be so elected by its existing Board; PROVIDED, HOWEVER, that in the event that the Purchaser Designees are elected to the Board, until the effective time of the Merger such Board will have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and PROVIDED, FURTHER that, in such event, if the number of Independent Directors is reduced below two for any reason whatsoever the remaining Independent Director will designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors are required to designate two persons to fill such vacancies who are not officers or affiliates of the Company, or officers or affiliates of IBM or any of its subsidiaries, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, subject to applicable law, the Company agreed to take all action requested by IBM that is necessary to effect any such election, including mailing to its shareholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agreed to make such mailing with the mailing of the
Schedule 14D-9. In connection with the foregoing, the Company agreed to promptly, at the option of IBM, either increase the size of the Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser Designees to be elected or appointed to, and to constitute a majority of the directors on, the Board.

    Pursuant to the provisions of the Merger Agreement described in the foregoing paragraph, the Purchaser has informed the Company that it will require the Company to obtain resignations from all directors of the Company other than two persons who qualify as Independent Directors and will designate Lee A. Dayton, James A. Firestone and Donald D. Westfall as the Purchaser Designees. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director. None of the Purchaser Designees (i) is currently the director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii), to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of the Purchaser Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

    Biographical information concerning each of the Purchaser Designees is presented below.

    Lee A. Dayton, 53, is a director and the President of the Purchaser and has been Vice President, Corporate Development and Real Estate of IBM since 1996. Mr. Dayton was General Manager, Real Estate and Business Development of IBM from 1994 to 1996; General Manager, Real Estate and Procurement Services, General Manager, Real Estate Services, and IBM Director, Real Estate and Construction Staff, from 1990 to 1994; and Senior Managing Director, Asia Pacific, from 1988 to 1990.

    Donald D. Westfall, 58, is a director, Vice President and Secretary of the Purchaser and has been Associate General Counsel of IBM since 1988.

    James A. Firestone, 42, has been General Manager of the Consumer Division of IBM since September 1995. Mr. Firestone served as President, Consumer Services of Ameritech Company from 1993 until August 1995. During 1993 he also served as President, Travelers Cheques of American Express Company. From 1989 to 1993, Mr. Firestone served as Executive Vice President, Small Business and Corporate Service of American Express Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

    Biographical information concerning each of the Company's current directors and executive officers follows:

                                                   YEAR FIRST
                                                   ELECTED OR
NAME                                      AGE       APPOINTED                            POSITION
------------------------------------      ---      -----------  ----------------------------------------------------------
DIRECTORS:
Frances M. Conley...................          53         1992   Chairman of the Board of Directors
Allan Epstein.......................          45         1992   Director
Harvey N. Gillis....................          50         1990   Director
Dr. Allen D. Glenn..................          54         1990   Director
Douglas J. Mackenzie................          37         1994   Director
Timothy Mott........................          47         1994   Director
Sally G. Narodick...................          51         1989   Director
W. Hunter Simpson...................          69         1989   Director
Richard S. Thorp....................          62         1988   Director
OFFICERS:
Paul N. Bialek......................          36         1993   Vice President--Finance and Administration, Chief
                                                                Financial Officer, Treasurer and Secretary
John R. Moore.......................          46         1991   Vice President--Operations
Donna G. Stanger....................          53         1991   Vice President--Product Development and Acting Chief
                                                                Executive Officer
Daniel P. Vetras....................          37         1993   Vice President--Consumer Sales

    DIRECTORS

    Frances M. Conley is a shareholder, director and principal of Roanoke Capital, Ltd., the general partner of Roanoke Investors' Limited Partnership, a venture capital limited partnership. She has a master's degree in business administration from the Harvard Graduate School of Business Administration and a bachelor's degree in music from Emmanuel College. Ms. Conley serves as a director of Cutter & Buck Inc., and Data I/O Corporation.

    Allan Epstein is President and Chief Executive Officer of Orthopedic Systems, Inc., a developer and manufacturer of orthopedic soft goods, operating room equipment and diagnostic instruments. From 1988 to 1991, he was President and Chief Executive Officer of Accolade, Inc., a developer and publisher of entertainment software for computers and video games. He has a bachelor's degree in industrial engineering from Cornell University.

    Harvey N. Gillis is Senior Vice President of Finance and Administration and Chief Financial Officer for Advanced Technology Laboratories, Inc., a developer, manufacturer and distributor of diagnostic medical ultrasound systems. From 1991 to 1992, he served as Senior Vice President of Finance and Administration and Chief Financial Officer for NeoPath, Inc., a medical technology company. Prior to 1991, he served as Chief Operating Manager for Samuel Stroum Enterprises, a private investment firm. He has a master's degree in business administration, and a master's degree in engineering from Stanford University and a bachelor's degree in engineering from Carnegie-Mellon University. Mr. Gillis serves as a director of Digital Systems International, Inc.

    Dr. Allen D. Glenn has been Dean of the College of Education and Professor of Curriculum and Instruction at the University of Washington since 1989. Prior to that, he served for 18 years on the faculty and administration of the University of Minnesota. He has a Ph.D and a master's degree in education from the University of Michigan, a master's degree in political science from Kansas State Teachers College and a bachelor's degree in political science and history from Ottawa University.

    Douglas J. Mackenzie has been with Kleiner Perkins Caufield & Byers, a venture capital partnership, for over seven years, most recently as a general partner. He has a master's degree in business administration from the Harvard Graduate School of Business Administration and a bachelor's degree in economics and a master's degree in industrial engineering from Stanford University. Mr. Mackenzie serves as a director of Visio Corporation in addition to several private technology-based companies.

    Timothy Mott is a general partner of Ironwood Capital, a venture capital partnership. Mr. Mott was Chairman of the Board of Directors of Macromedia, Inc., from 1992 to 1995 and was Chief Executive Officer of Macromedia, Inc., (and its predecessor corporations, MacroMind and MacroMind/Paracomp) from 1990 to 1992. Mr. Mott was a co-founder of Electronic Arts, Inc., an entertainment software company, where he was employed from 1982 to 1990 in a variety of capacities, including Senior Vice President of Business Development and Managing Director of Electronic Arts (UK) Limited. He has a bachelor's degree in computer science from Manchester University. Mr. Mott serves as a director of Electronic Arts, Inc.

    Sally G. Narodick was Chairman and Chief Executive Officer of the Company from November 1989 until September 1996, and remains an employee of the Company. Immediately prior to joining the Company, she was co-founder of Narodick, Ross & Associates, a financial and marketing consulting company specializing in emerging businesses. Prior to 1987, she was a Senior Vice President with Seafirst Corporation, a commercial banking institution, serving as Corporate Controller and as District Manager in charge of business and personal banking. She has a master's degree in teaching from Columbia University, a master's degree in business administration from New York University and a bachelor's degree from Boston University. Mrs. Narodick serves as a director of Fluke Corporation, Penwest Corporation and Washington Energy Corporation.

    W. Hunter Simpson is the former President and Chief Executive Officer of Physio Control Corporation, where he was employed from 1966 to 1986. He has a bachelor's degree in business administration from the University of Washington. Mr. Simpson serves as a director of Data I/O Corporation, the Washington Research Foundation and KCTS public television. He has also served on the Board of Regents of the University of Washington.

    Richard S. Thorp has been Chairman and Chief Executive Officer of Shannon, Ltd., a Washington-based distributor of electronic components, since 1972, and President of Supertronix, Inc., an electronics parts retailer, since 1985. Mr. Thorp has been involved in various capacities with Edmark since its inception more than twenty-five years ago.

    INFORMATION ON COMMITTEES OF THE BOARD OF DIRECTORS AND MEETINGS

    Directors hold office until the next Annual Meeting of Shareholders of the Company or until their successors have been elected and qualified.

    The Board of Directors of the Company held a total of eight meetings during the fiscal year ended June 30, 1996. The Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee met two times, the Compensation Committee met six times and the Nominating Committee met one time during the fiscal year ended June 30, 1996. During the last fiscal year, each director attended at least 75% of the aggregate of all meetings of the Board of Directors and all meetings of committees to which he or she was assigned.

    The Audit Committee generally selects the Company's independent auditors, subject to ratification by shareholders, and considers related scope and fee arrangements. Current members of the Audit Committee are Harvey N. Gillis (Chair), Allan Epstein, Dr. Allen D. Glenn and Richard S. Thorp. The Compensation Committee generally recommends the framework for establishing officer compensation and reviews and recommends officer salary levels and variable compensation awards. That committee also administers the Edmark Corporation Stock Option Plan (Restated as of July 14, 1995) (the "Stock Option Plan"). Current members of the Compensation Committee are W. Hunter Simpson (Chair), Frances M. Conley, Harvey N. Gillis and Douglas J. Mackenzie. The Nominating Committee is primarily responsible for recommending candidates for the Board of Directors to be elected by shareholders of the Company. Current members of the Nominating Committee are Harvey N. Gillis (Chair), Allan Epstein, Sally G. Narodick, W. Hunter Simpson and Timothy Mott. The Nominating Committee will consider nominees recommended by the shareholders. Suggestions may be submitted to the Secretary of the Company.

    COMPENSATION OF DIRECTORS

    Beginning in the 1996 fiscal year, non-employee directors are paid a fee of $500 for each Board meeting attended and for each Committee meeting attended when those meetings are held on days different from Board meetings. Employee directors are not paid any fees for those services. All directors are entitled to reimbursement for expenses incurred in traveling to and from Board and Committee meetings. In addition, each non-employee director also participates in the 1995 Non-Employee Directors' Stock Option Plan. Upon reelection to the Board of Directors, each non-employee director receives an option to purchase 2,000 Shares on the third day following the day of each Annual Meeting of Shareholders. The option is granted at the then current fair market value of the Shares, has a ten-year term and is vested upon grant. In fiscal year 1996, options to purchase 2,000 Shares were granted to each of the Company's eight non-employee directors at an exercise price of $44.00 per share.

    EXECUTIVE OFFICERS

    Mr. Bialek has been Vice President--Finance and Administration and Chief Financial Officer since March 1995. From September 1993 to March 1995, he served as the Company's Director of Finance and Administration. Mr. Bialek also has been the Company's Treasurer since September 1993, and Secretary since March 1994. For the eleven years prior to joining the Company in September 1993, he was with KPMG Peat Marwick LLP, an international public accounting firm. He has a bachelor's degree in business administration from Seattle University and is a Certified Public Accountant.

    Mr. Moore has been Vice President--Operations of the Company since June 1991. He has been with the Company since 1978 and has worked in all phases of the production, assembly and shipping segments of the Company's business.

    Ms. Stanger has been Vice President--Product Development of the Company since November 1991 and Acting Chief Executive Officer since September 1996. Prior to that she spent eight years at Sunburst Communications, an educational software publisher, where she managed product development focusing on the kindergarten through eighth grade market. She has a master's degree in education from the University of Minnesota, a bachelor's degree in education from Florida State University and 20 years of teaching experience.

    Mr. Vetras has been Vice President--Consumer Sales of the Company since October 1993. From 1992 to July 1993, he was director for North American sales at Traveling Software, Inc., and from 1985 to 1992, he was with Lotus Development Corporation in a variety of sales management positions. He has a bachelor's degree in political science from American International College.

    There are no family relationships among the directors and executive officers of the Company. The executive officers serve at the discretion the Board of Directors.

    CERTAIN TRANSACTIONS SINCE JUNE 30, 1996

    Certain contracts, agreements, arrangements or understandings entered into between the Company and its executive officers and directors since June 30, 1996 are described below.

    Since June 30, 1996 the Company has granted options to purchase an aggregate of 70,000 Shares to its executive officers and options to purchase an aggregate of 16,000 Shares to its directors.

    On September 9, 1996 the Board of Directors approved an undated letter from the Compensation Committee of the Board of Directors to Ms. Narodick providing her with a six month salary continuation and certain other benefits.

    Commencing July 1, 1996 the base salaries of two of the Company's executive officers, Mr. Vetras and Mr. Bialek, were increased to $140,625 and $120,000, respectively.

    In September 1996 two of the Company's executive officers, Ms. Stanger and Mr. Bialek, received bonuses of $60,000 and $40,000, respectively.

    Since June 30, 1996 the Company has agreed that Mr. Vetras will receive a $50,000 moving allowance if he leaves the employment of the Company between December 31, 1996 and July 1, 1997.

    Ms. Conley and Mr. Mackenzie are affiliated with greater than five percent shareholders of the Company, Roanoke Investors' Limited Partnership and Kleiner Perkins Caufield & Byers, respectively, which shareholders each have ongoing demand and piggyback registration rights with respect to certain of the Shares held by such shareholders.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE. The following table sets forth certain information concerning the compensation paid or accrued for the fiscal years ended June 30, 1996, 1995 and 1994, to the Company's former Chairman and Chief Executive Officer and the other executive officers of the Company who received compensation of at least $100,000 for services rendered to the Company in all capacities during the 1996 fiscal year (the "Named Executive Officers").

                                                                                            LONG-TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                                                          -------------    ALL OTHER
                                                                  ANNUAL COMPENSATION        SHARES      COMPENSATION
                                                     FISCAL     ------------------------   UNDERLYING    -------------
NAME AND PRINCIPAL POSITION                           YEAR      SALARY ($)  BONUS ($)(1)   OPTIONS (#)        ($)
-------------------------------------------------  -----------  ----------  ------------  -------------  -------------
Sally G. Narodick(2).............................        1996     $220,000          -0-           -0-          $4,800
  Former Chairman and Chief Executive Officer            1995     $200,000     $100,000        37,500          $4,800
                                                         1994     $135,000          -0-        15,000          $4,800
Paul N. Bialek(3)................................        1996     $100,000          -0-        30,000             -0-
  Vice President--Finance and Administration,            1995      $86,875      $43,438        30,000             -0-
  Chief Financial Officer, Treasurer and                 1994      $51,917       $7,500        37,500             -0-
  Secretary
Judith G. Meleliat(4)............................        1996     $102,405          -0-       160,000        $112,500
  Vice President--Marketing
Donna G. Stanger.................................        1996     $175,000          -0-           -0-             -0-
  Vice President--Product Development and Acting         1995     $150,000      $75,000        52,500             -0-
  Chief Executive Officer                                1994     $110,000      $30,000        67,500             -0-
Daniel P. Vetras(5)..............................        1996     $125,000      $62,593        30,000             -0-
  Vice President--Consumer Sales                         1995      $94,167      $47,084           -0-             -0-
                                                         1994      $55,487      $16,385        67,500             -0-

------------------------

(1) The Compensation Committee of the Company's Board of Directors adopts a Management Incentive Award Program for certain key employees each year. That program establishes several performance targets and a cash bonus pool based on a percentage of the aggregate officer base salaries. All of the Named Executive Officers were eligible for bonuses under that program.

(2) All Other Compensation represents an automobile allowance.

(3) Mr. Bialek joined the Company in September 1993.

(4) Ms. Meleliat joined the Company in August 1995, and resigned from the Company in May 1996. All Other Compensation represents severance.

(5) Mr. Vetras joined the Company in October 1993.

    OPTION GRANTS IN FISCAL YEAR 1996. The following table sets forth certain information with respect to stock options granted during the 1996 fiscal year to the Named Executive Officers.

                                                                                                            POTENTIAL
                                                                                                            REALIZABLE
                                                                                                             VALUE AT
                                                                                                             ASSUMED
                                                                                                           ANNUAL RATES
                                                         INDIVIDUAL GRANTS                                   OF STOCK
                                        ----------------------------------------------------                  PRICE
                                         NUMBER OF                                                         APPRECIATION
                                        SECURITIES    PERCENT OF                                               FOR
                                        UNDERLYING   TOTAL OPTIONS                                            OPTION
                                          OPTIONS     GRANTED TO     EXERCISE                                TERM(2)
                                          GRANTED    EMPLOYEES IN      PRICE     EXPIRATION                ------------
NAME                                      (#)(1)      FISCAL YEAR     ($/SH)        DATE         0%($)        5%($)
--------------------------------------  -----------  -------------  -----------  -----------  -----------  ------------
Sally G. Narodick.....................         -0-           N/A           N/A          N/A          N/A            N/A
Paul N. Bialek........................      30,000          6.4%     $   25.75      3/11/06          -0-       $485,821
Judith G. Meleliat(3).................      90,000         19.1%     $   39.50      8/17/05          -0-     $2,235,720
                                            30,000          6.4%     $   29.50     12/19/05          -0-       $556,572
                                            40,000          8.5%     $   22.50      3/22/06          -0-       $566,005
Donna G. Stanger......................         -0-           N/A           N/A          N/A          N/A            N/A
Daniel P. Vetras......................      30,000          6.4%     $   29.50     12/19/05          -0-       $556,572


NAME                                       10%($)
--------------------------------------  ------------
Sally G. Narodick.....................           N/A
Paul N. Bialek........................  $  1,231,166
Judith G. Meleliat(3).................  $  5,665.754
                                        $  1,410,462
                                        $  1,434,368
Donna G. Stanger......................           N/A
Daniel P. Vetras......................  $  1,410,462

------------------------

(1) The options listed were granted under the Company's Stock Option Plan. The exercise price of each option is equal to the fair market value of the underlying Shares on the date of grant as determined by the Compensation Committee of the Company's Board of Directors and vest ratably over four years from the date of grant. To the extent not already vested, the options generally become fully vested and exercisable upon a change in control of the Company. The options have ten year terms.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rate of stock price appreciation are mandated by the rules of the Securities and Exchange Commission. None of the assumed rates of stock price appreciation represent the Company's estimate or projection of the future price of the Shares.

(3) The options listed were not vested and expired on May 22, 1996, the date of Ms. Meleliat's termination of employment with the Company.

    OPTION EXERCISES IN FISCAL YEAR 1996 AND FISCAL YEAR END OPTION VALUES. The following table sets forth certain information concerning option exercises by the Named Executive Officers during the 1996 fiscal year. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of June 30, 1996. Also reported are the values for "in-the-money" options, which values represent the positive spread between the exercise prices of those existing stock options and the fair market value of the Company's Common Stock as of June 30, 1996.

                                                                      NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                           UNDERLYING                 IN-THE-MONEY
                                         NUMBER OF                   UNEXERCISED OPTIONS AT            OPTIONS AT
                                          SHARES                       FISCAL YEAR END(#)         FISCAL YEAR END($)(1)
                                        ACQUIRED ON  DOLLAR VALUE  --------------------------  ---------------------------
NAME                                    EXERCISE(#)  REALIZED($)   EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
--------------------------------------  -----------  ------------  -----------  -------------  ------------  -------------
Sally G. Narodick.....................         -0-            N/A     226,875        35,625      $3,876,994      $105,094
Paul N. Bialek........................       9,000       $261,720      17,250        71,250        $186,300      $417,150
Judith G. Meleliat....................         -0-            N/A         -0-           -0-             -0-           -0-
Donna G. Stanger......................      37,500     $1,254,863      76,875        73,125      $1,114,088      $950,400
Daniel P. Vetras......................      10,500       $279,885      14,250        63,750        $194,798      $461,363

------------------------

(1) These values represent the number of Shares subject to in-the-money options multiplied by the difference between the closing bid price of the Shares on June 30, 1996 ($20.00 per share), and the exercise price.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee is comprised of four nonemployee directors. The Committee is responsible for recommending to the Board of Directors compensation levels for the Chairman and Chief Executive Officer and for reviewing and approving compensation recommendations made by the Chief Executive Officer for all other officers, including the Vice Presidents named in the Summary Compensation Table.

    COMPENSATION POLICY. The Company's overall compensation policy is to provide competitive and incentive based compensation keyed to both individual and Company performance. In carrying out this policy, the Committee considers current corporate performance, the potential for future performance gains, whether Shareholder value has been or will be enhanced, and competitive market conditions for executives. Those factors are evaluated and considered for each officer on an annual basis, including consideration of the contribution made by each officer over the prior fiscal year. The Company's compensation package for its officers includes both short-term and long-term features in the form of base salary, variable compensation keyed to Company performance and stock options which are granted at the discretion of the Committee. Base salary and variable compensation award targets for executive officers are determined at the beginning of the fiscal year, and individual variable compensation awards are made after the fiscal year based on performance for the prior year.

    Base Salary is targeted within the competitive range for executives in similar positions at local, regional and national software companies having similar revenues and numbers of employees. The Committee also considers the compensation levels paid by direct competitors in the early childhood and educational software fields, including some of the companies listed in Hambrecht & Quist's Technology Index referenced in the Performance Graph below. Salaries for all officers are reviewed by the Committee at least annually and, for officers other than the Chief Executive Officer, may be increased or decreased at that time based on recommendations made by the Chief Executive Officer and on the Committee's assessment of how the respective individual contributes to the Company, as well as increases in competitive pay levels reflected in local, regional and national salary survey information reviewed by the Committee. In determining how the officer contributes to the Company, the Committee considers current corporate performance, including timely development of quality software products, market reception to new products, sales growth, market position and brand identity for quality educational products. The Committee also considers the potential for future performance gains. The Committee has neither set targets related to these factors nor has it attributed any specific weight to them for purposes of determining base salaries.

    Variable compensation keyed to Company performance for officers is intended to reflect the Company's belief that management's contribution to short- and long-term Company performance comes, in part, from providing a form of "at-risk" cash incentive award based on the achievement of pre-established financial targets relative to the Company's budget. Accordingly, a Management Incentive Award Program is adopted each year by the Committee. That Program establishes several performance targets and a cash bonus pool based on a percentage of the aggregate base salaries for all of the Company's officers. The Committee believes that the Management Incentive Award Program provides an appropriate link between Company performance and compensation incentives paid to officers. Since the performance targets are based on budgeted financial performance, the Program also serves to measure the achievement of corporate goals, such as the Company's progress on its strategic plan, timely development and market reception of new products, sales growth and profitability. The Committee has not attributed any specific weight to these factors.

    Generally, awards are made under the Program only if the Company's performance targets are achieved. The specific amount of an individual award is dependent upon the officer's relative performance during the prior fiscal year. The Committee does not independently measure performance of officers, but relies on allocation recommendations from the Chief Executive Officer, including her assessment of the respective officer's individual contribution toward meeting the performance targets. For the past fiscal year, the performance targets were not met and no bonuses were paid under the Program. A bonus in the amount of $62,593 was paid to the Vice President--Consumer Sales under a special incentive compensation arrangement dependent on actual sales in relation to pre-established quarterly sales goals.

    STOCK OPTIONS. Under the Company's Stock Option Plan, the Company has reserved for issuance a maximum of 1,950,000 shares of Common Stock. Committee members are not eligible to receive options under the Plan. Subject to the terms of the Plan, the Committee determines the terms and conditions of options granted under the Plan, including the exercise price. The exercise price of nonqualified stock options may not be less than the fair market value per share of common stock on the date of grant, as determined by the Committee. It has been the practice of the Committee to grant options with an exercise price equal to the closing bid price of the Company's Common Stock as reported on the Nasdaq National Market as of the date of grant. Therefore, stock options will only have value to recipients if value is created for Shareholders through increases in the Company's stock price. It has been the practice of the Committee to grant stock options which vest ratably over a four-year period from the date of grant. Option awards for officers other than the Chief Executive Officer are based on recommendations made by the Chief Executive Officer and on the Committee's assessment of how the respective individual contributes to the Company. The factors considered in this assessment are identical to those set forth in the base salary paragraph above. The Committee has not attributed any specific weight to these factors. The Committee also reviews prior option grants in determining current awards under the Plan. The Committee believes that stock options provide an incentive for officers and allow the Company to attract and retain management.

    As of July 17, 1996, the Company had outstanding options to purchase an aggregate of 1,109,385 shares of Common Stock under the Plan at a weighted average exercise price of $12.80 per share, 493,153 of which were exercisable within 60 days of July 17, 1995. Options to purchase 163,097 shares under the Plan had been exercised as of July 17, 1996.

    COMPENSATION OF THE CHIEF EXECUTIVE OFFICER. The increase in Mrs. Narodick's base salary for the 1996 fiscal year was due to her significant contributions during the prior year to the Company's progress on its strategic plan, including timely and continued development of quality software products, market reception to new products, sales growth, establishment of market position and brand identity for quality educational products, and improvement in corporate administration. The foregoing factors, which reflect both individual performance and the overall performance of the Company, are not specifically weighted, but are considered as a whole and applied to the Chief Executive Officer along with consideration of the competitive mean for direct competitors in the early childhood and educational software fields. Mrs. Narodick's total cash compensation for fiscal year 1996 decreased by 27% from fiscal year 1995 due to the fact that no management incentive compensation award was paid for fiscal year 1996.

    The Committee believes the Company has an appropriate mix of short-term and long-term incentives to attract high quality executive officers and to reward them for continued, loyal service to the Company.

July 17, 1996

                                          COMPENSATION COMMITTEE
                                          W. Hunter Simpson (Chair)
                                          Frances M. Conley
                                          Harvey N. Gillis
                                          Douglas J. Mackenzie

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Based solely on its review of copies of reports made pursuant to Section 16(a) of the Exchange Act and written representations that no other reports were required, the Company believes that during the fiscal year ended June 30, 1996, all Section 16(a) filing requirements applicable to its officers, directors and 10 percent shareholders were satisfied except that one report was filed late by Douglas J. Mackenzie, a director of the Company.

                         STOCK PRICE PERFORMANCE GRAPH

    The graph below compares the cumulative total return on the Shares with the cumulative total return of the H & Q Technology Index and the Nasdaq Stock Market--U.S. Index during the last five years ended June 30, 1996 (1).

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            EDMARK CORP     H&Q TECHNOLOGY   NASDAQ STOCK MARKET - U.S.
1991                  100               100                         100
1992               219.06            113.63                      120.13
1993               561.93            138.83                      151.08
1994               409.54            140.86                      152.52
1995              1538.17            235.88                      203.59
1996              1142.86            279.83                      261.37

------------------------

(1) Assumes $100 invested on June 30, 1991, in the Shares, the H & Q Technology Index and the Nasdaq Stock Market--U.S. Index, with all dividends reinvested. Stock price performance shown above for the Shares is historical and not necessarily indicative of future price performance. Information before November 1991, when the Shares were accepted for listing on Nasdaq, is based on quotations from the National Quotation Bureau's Pink Sheets as published in the Journal American, Bellevue, Washington.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of November 10, 1996, certain information with respect to the beneficial ownership of the Shares by (i) each person known by the Company to own beneficially more than 5% of the Shares, (ii) each of the Company's directors, (iii) certain of the Company's executive officers and (iv) all directors and executive officers as a group. Except as otherwise noted, the named beneficial owner has sole voting and investment power.

                                                                                         SHARES         PERCENTAGE
                                                                                      BENEFICIALLY          OF
NAME                                                                                      OWNED            CLASS
----------------------------------------------------------------------------------  -----------------  -------------
Douglas J. Mackenzie(1)...........................................................         452,852             6.8%
  Kleiner Perkins Caufield & Byers
  2750 Sand Hill Road
  Menlo Park, CA 94025
Frances M. Conley(2)..............................................................         411,500             6.2%
  Roanoke Investors' Limited Partnership
  c/o Roanoke Capital, Ltd.
  1111 Third Avenue, Suite 2220
  Seattle, WA 98101
Richard S. Thorp(3)...............................................................         385,987             5.8%
  c/o Supertronix, Inc.
  14624--4th South
  Seattle, WA 98168
Keystone Investment Management Company(4).........................................         375,000             5.7%
  200 Berkeley Street
  Boston, MA 02116
Sally G. Narodick(5)..............................................................         272,221             3.9%
Donna G. Stanger(6)...............................................................         183,000             2.7%
Paul N. Bialek(7).................................................................         123,500             1.8%
Daniel P. Vetras(8)...............................................................          78,000             1.2%
W. Hunter Simpson(9)..............................................................          43,360               *
Timothy Mott(10)..................................................................          42,377               *
Harvey N. Gillis(11)..............................................................          19,000               *
Allen D. Glenn(12)................................................................          11,900               *
Allan Epstein(13).................................................................          11,500               *
All directors and executive officers as a group (13 persons)(14)..................       2,103,446            28.4%

------------------------

*   Less than 1%.

(1) Includes 387,566 Shares held by Kleiner Perkins Caufield & Byers VI, L.P. ("KPCB") and 59,454 Shares held by KPCB VI Founders Fund, L.P. ("Founders"). The general partner of both KPCB and Founders is KPCB VI Associates, L.P. ("Associates"). Mr. Mackenzie, a director of the Company, has dispositive and voting power over the Shares held by KPCB and Founders pursuant to consent resolutions adopted by Associates on November 13, 1995. Mr. Mackenzie disclaims beneficial ownership of the Shares that exceed his pro rata interest in KPCB and Founders. Also includes 4,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(2) Includes 396,000 Shares held of record by Roanoke Investors' Limited Partnership ("Roanoke"). Ms. Conley, a director of the Company, is a shareholder, director and principal of Roanoke Capital, Ltd. ("Roanoke Capital"), the general partner of Roanoke. The only other shareholder, director and principal of Roanoke Capital is Gerald R. Conley, Ms. Conley's husband. Ms. Conley disclaims beneficial ownership of these shares that exceed Roanoke Capital's interest in Roanoke. Also includes 4,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(3) Includes 500 Shares held by Mr. Thorp's wife. Mr. Thorp disclaims beneficial ownership of those Shares. Also includes 4,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(4) Based on Schedule 13G filed by Keystone Investment Management Company ("Keystone") with the SEC and dated February 14, 1996, certain Keystone investment managers are considered beneficial owners in the aggregate of 375,000 Shares.

(5) Includes 262,500 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(6) Includes 180,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(7) Represents 123,500 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(8) Represents 78,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(9) Includes 3,000 Shares held by Mr. Simpson's wife. Mr. Simpson disclaims beneficial ownership of those Shares. Also includes 19,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(10) All of these Shares are held of record by Ironwood Capital ("Ironwood"). Mr. Mott, a director of the Company, is a general partner of Ironwood. Mr. Mott disclaims beneficial ownership of the Shares that exceed his pro rata interest in Ironwood. Also includes 4,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(11) Includes 7,750 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(12) Includes 10,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(13) Represents 11,500 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

(14) Includes 774,000 Shares issuable upon exercise of options exercisable within 60 days of November 10, 1996.

                                                                        ANNEX B
ALEX BROWN & SONS LOGO





November 12, 1996

Board of Directors
Edmark Corporation
6727 185th Avenue NE
Redmond, WA  98073

Dear Members of the Board of Directors:


     Edmark Corporation ("Edmark" or the "Company"), International Business Machines Corporation ("IBM") and Indigo Acquisition Corp., a Washington Corporation and a wholly-owned subsidiary of IBM (the "Merger Sub"), propose to enter into an Agreement and Plan of Merger dated as of November 12, 1996 (the "Agreement"). Pursuant to the Agreement, the Merger Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, no par value per share (the "Common Stock"), of Edmark at a price of $15.50 per share, net to the seller in cash. The Agreement also provides that following such tender offer, Merger Sub will be merged with and into Edmark (the "Merger"), and that each then outstanding share of Common Stock, other than shares held by IBM or the Company, will be converted into the right to receive $15.50 in cash. You have requested our opinion as to whether the cash consideration to be received by the holders of the Common Stock in the Tender Offer and Merger is fair, from a financial point of view, to such shareholders.

     Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Edmark in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Tender Offer and a portion of which becomes payable upon the delivery of this opinion. Alex. Brown served as the lead-managing underwriter to Edmark in its follow-on offering of Common Stock in August 1995. Alex. Brown maintains a market in the Common Stock of Edmark and regularly publishes research reports regarding the consumer software industry and the businesses and securities of Edmark and other publicly traded companies in the consumer software industry. In the ordinary course of business, Alex. Brown may actively trade the securities of Edmark for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

                                                                ALEX BROWN LOGO



Board of Directors
Edmark Corporation
November 12, 1996
Page Two


     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning Edmark and certain internal analyses and other information furnished to us by Edmark.
We have also held discussions with the members of the senior management of Edmark regarding the businesses and prospects of the Company. In addition, we have (i) reviewed the reported price and trading activity for the Common Stock of Edmark, (ii) compared certain financial and stock market information for Edmark with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement and certain related documents and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of Edmark, we have assumed that such information reflects the best currently available judgments and estimates of the management of Edmark as to the likely future financial performance of Edmark. In addition, we have not made nor been provided with an independent evaluation or appraisal of the assets or liabilities of Edmark, nor have we been furnished with any such evaluations or appraisals, nor have we made any physical inspection of the properties or assets of Edmark. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     Our opinion expressed herein was prepared for the use of the Board of Directors of the Company and does not constitute a recommendation to any shareholder as to whether such shareholder should tender its Common Stock pursuant to the Tender Offer. We hereby consent to the inclusion of this opinion in its entirety as an exhibit to any filing made with the Securities and Exchange Commission with respect to the Tender Offer and the Merger.

     Based upon, and subject to the foregoing, it is our opinion that, as of the date of this letter, the cash consideration to be received by the holders of the Common Stock in the Tender Offer and Merger is fair, from a financial point of view, to such shareholders.

                                         Very truly yours,

                                         /s/ Alex. Brown & Sons, Incorporated
                                         ------------------------------------
                                             Alex. Brown & Sons, Incorporated

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                                                  DESCRIPTION
---------  ------------------------------------------------------------------------------------------------------
   (a)(1)  Offer to Purchase dated November 18, 1996.*
   (a)(2)  Letter of Transmittal.*
   (a)(3)  Press release issued by the Company and IBM on November 13, 1996.
   (a)(4)  Opinion of Alex. Brown & Sons Incorporated dated November 12, 1996.*
   (a)(5)  Letter to Shareholders dated November 18, 1996 from Frances M. Conley, Chairman of the Board of the
            Company.*
   (c)(1)  Agreement and Plan of Merger dated as of November 12, 1996, among IBM, the Purchaser and the Company.
   (c)(2)  Pages 3, 4, 6-8 and 14 of the Company's Proxy Statement dated September 11, 1996 relating to its
            Annual Meeting of Shareholders held on October 23, 1996.
   (c)(3)  Article XII of the Company's Bylaws, as amended and restated.
   (c)(4)  Article XIII of the Company's Amended and Restated Articles of Incorporation.
   (c)(5)  Shareholder Agreement dated November 12, 1996, among IBM, the Purchaser and the Selling Shareholders identified therein.

------------------------

* Included in copies mailed to shareholders.